

August 1, 2012

<u>Via E-mail</u>
Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054

> **Re: Wyndham Worldwide Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-32876**

Dear Mr. Conforti:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 1A Risk Factors, page 31</u>

<u>Failure to maintain the security of personally identifiable and other information…, page 36</u>

1. We note you disclose that you and your service providers collect and retain significant volumes of certain types of personally identifiable and other information pertaining to your customers, stockholders and employees and that a significant actual or potential theft, loss, fraudulent use or misuse of customer, stockholder, employee or your data by cybercrime or otherwise could adversely impact your reputation and could result in significant costs, fines, litigation or regulatory action against you. We note the disclosure in your latest Form 10-Q referencing "three prior data breach incidents involving a group of Wyndham brand hotels." Beginning with your next Form 10-Q, please state that you have experienced data breach incidents in the past in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at

http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or Jonathan Wiggins at (202) 551-3694 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel